02047057

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

RECD S.E.C.
JUL 26 2002
1086

For the period of July 26 to July 26, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

Crystallex International Corporation

Suite 902, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8, Canada
Tel: (604) 683-0672 / Fax: (604) 688-3128

July 26, 2002

Trading Symbol on TSX and Amex – KRY
RM: 10-02

Crystallex Updates Shareholders On Cristinas

VANVOUVER, BC -- July 26, 2002 – CRYSTALLEX INTERNATIONAL CORPORATION (symbol KRY on TSX and AMEX) issued the following statement today in response to questions that it has received regarding the status of the ongoing dispute over the mining rights to the Cristinas 4 and 6 mining properties in Venezuela.

Crystallex's subsidiary, Inversora Mael is the registered title holder to the Cristinas 4 and 6 mining concessions and Crystallex is currently engaged in legal proceedings seeking to enforce its ownership rights and gain possession of the mining concessions. After an adverse decision in June, 1998, Crystallex has been granted standing in a subsequent action which challenges the basis of the 1998 decision. The legal standing of Crystallex to pursue such action has been confirmed by Venezuela's Supreme Tribunal of Justice in decisions issued in May and June, 2000.

In February, 1992 the Corporación Venezolana of Guayana ("CVG") conferred upon Minera Las Cristinas, C. A. ("MINCA") contractual mining rights for the commercial exploitation of the Cristinas 4, 5, 6 and 7 properties. As has been previously reported, the CVG has terminated the MINCA mining contract and reassumed control of the terminated mining rights. The decision of the CVG to terminate the mining contract was confirmed by Venezuela's Ministry of Energy and Mines ("MEM") as evidenced by Resolution 35 of the MEM issued March 6, 2002. Resolution 35 relates only to the contractual relationship between the CVG and MINCA and does not impact Crystallex's registered concession title. The termination is considered by Crystallex as a positive development in its ongoing actions to enforce its ownership rights. The mining contract and its history have been reviewed by two Commissions of the National Assembly of Venezuela, the Sub-Commission of Basic Industries of the Commission of Accounts as evidenced by its report issued on November 21, 2001 and more recently by the Commission of Foreign Policy as evidenced by its report issued on July 9, 2002. Both reviews support the actions of the MEM and the CVG in their proceedings to terminate the MINCA mining contract

The CVG, as the authorized representative of the MEM, has the delegated responsibility to negotiate on behalf of the government any arrangement for the development of the Cristinas properties. CVG officials have commented publicly that they have held discussions with several mining companies including Crystallex. Discussions between

Crystallex and senior CVG officials continue and while there can be no assurances as to the final outcome of the discussions and legal proceedings, Crystallex is optimistic that agreements will be reached with the CVG which will resolve legal issues and permit development of this valuable mining property for the benefit of the people of Bolivar State and the Sifontes municipality.

As has been stated by the CVG, Cristinas is believed to be one of the world's largest undeveloped mining properties. Crystallex, however, is not in possession of the Cristinas properties and any statements about reserves and resources on the properties have been based upon the public disclosure of third parties. Crystallex will not report reserves and resources at Cristinas until its ownership rights have been recognized. Crystallex will also comply with the requirements of National Instrument 43-101 in completing and filing appropriate studies when reserves are reported.

About Crystallex

Crystallex International Corporation is an emerging intermediate gold mining company. The Company owns or controls a number of strategic properties in South America. Crystallex's strategy for growth is to develop its portfolio of properties in South America as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas of the world.

On Behalf of the Crystallex Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date July 26, 2002

By (Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.